Contact

www.linkedin.com/in/ken-neal-910b398 (LinkedIn)

Top Skills

Broadcast Television
Sports Marketing
Event Planning

Ken Neal

President at Alliance Sports Management, Inc.
Davidson, North Carolina, United States

Experience

Tupelo-Honey/Raycom Media
Executive Producer - Soccer
March 2011 - Present (12 years 7 months)

Alliance Sports Management, Inc.
President
October 2000 - Present (23 years)

Raycom Sports
Producer/Director
November 1985 - Present (37 years 11 months)
Charlotte, North Carolina, United States

Carolina Soccer Ventures
Managing Director
November 1999 - December 2000 (1 year 2 months)

Richmond Kickers Soccer Club
President & CEO
April 1996 - August 1998 (2 years 5 months)

Jefferson-Pilot Sports
Director - Event Operations
January 1991 - July 1995 (4 years 7 months)

Education

Davidson College
BA, English · (1983 - 1987)

University of North Carolina at Chapel Hill
· (1986 - 1986)